THE BURBANK WITCH, LLC

REVIEWED FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 7, 2024) TO YEAR ENDED DECEMBER 31, 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
The Burbank Witch, LLC
Burbank, California

We have reviewed the accompanying financial statements of The Burbank Witch, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2024, and the related statement of operations, statement of members' equity, and cash flows for the period from Inception (April 7, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 26, 2025
Los Angeles, California

THE BURBANK WITCH, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2024	
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	16,451
Total current assets		**16,451**
Total assets	**$**	**16,451**
LIABILITIES AND MEMBERS' EQUITY		
Total Liabilities		**-**
MEMBERS' EQUITY		
Members' Equity		16,451
Total Members' Equity		**16,451**
Total Liabilities and Members' Equity	**$**	**16,451**

See accompanying notes to financial statements.

THE BURBANK WITCH, LLC

STATEMENT OF OPERATIONS

(UNAUDITED)

From the Inception Date (April 7, 2024) to		**December 31, 2024**
(USD $ in Dollars)		
Net revenue	$	-
Cost of Goods Sold		-
Gross Profit/ (Loss)		-
Operating Expenses		
General and Administrative		3,544
Total Operating Expenses		**3,544**
Net Operating Loss		**(3,544)**
Interest Expense		-
Other Loss/(Income)		-
Loss Before Provision for Income Taxes		**(3,544)**
Provision/(Benefit) for Income Taxes		-
Net Loss	**$**	**(3,544)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception Date- April 7, 2024	$ -
Members' Contribution	19,995
Net Loss	(3,544)
Balance—December 31, 2024	$ 16,451

See accompanying notes to financial statements.

THE BURBANK WITCH, LLC

STATEMENT OF CASH FLOWS

(UNAUDITED)

From the Inception Date (April 7, 2024) to	December 31, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ (3,544)
Net Cash Used In Operating Activities	**(3,544)**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Used in Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Members' Contribution	19,995
Net Cash Provided by Financing Activities	**19,995**
Change in cash	**16,451**
Cash—beginning of year	-
Cash—end of year	**$ 16,451**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

The Burbank Witch, LLC was formed on April 7, 2024, in the state of California. The financial statements of the Burbank Witch, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Burbank, California.

THE BURBANK WITCH, LLC is an independently owned bakery, café, bar, and performance venue in North Hollywood, CA, designed to be a vibrant community hub for creativity and connection. By day, we offer high-quality teas, coffees, and freshly baked goods in a cozy, welcoming space; by night, our restaurant and bar serve potion-inspired cocktails and Hearth-style cuisine. Committed to sustainability, inclusivity, and ethical practices, we aim to create a magical space where people can gather, unwind, and celebrate the art of human connection.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2025, which is the date the financial statements were issued.

3.   EQUITY AND CAPITALIZATION

The ownership percentages of the members as of December 31, 2024, are as follows:

Member's name	Ownership percentage
Danielle Ozymandias	50.0%
Celina Lee Surniak	50.0%
TOTAL	**100.0%**

Voting Rights

- The company is a member-managed LLC, meaning all members have voting power.
- Major decisions, such as asset sales, borrowing, and company operations, require member approval.
- The agreement does not specify different classes of membership interests with varying voting rights, meaning each member likely votes in proportion to their ownership interest.
- Decisions regarding dissolution require a majority vote (over 50%) of the capital interests.

Liquidity Rights (Transfer & Sale of Membership Interests)

- Restrictions on Transfers:
  - If a member wants to sell or transfer their interest, they must first offer it to existing members at a mutually agreed price.
  - If other members decline, an outside sale may be allowed, but the new buyer does not automatically gain management rights unless unanimously approved.
- Withdrawal from the LLC:
  - A member withdrawing must settle outstanding debts and receive a payout if applicable.
  - The agreement suggests future amendments will clarify the buyout terms for departing members.

Dividend (Distribution) Rights

- Profits and losses are allocated proportionally to each member's capital interest.
- Distributions of available funds are decided annually or as the members see fit.

Management Structure

- The company is member-managed, meaning all members participate in decision-making.
- There are two Chief Executive Members (CEMs):
  - Danielle Ozymandias
  - Celina Lee Surniak
- The CEMs oversee daily operations but must consult with other members for significant decisions.
- If decisions impact the whole business, both CEMs must agree.
- If a CEM is unable to continue, their ownership transfers to designated heirs, who may either join the company or approve a new executive member.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024.

6. SUBSEQUENT EVENTS

The company raised $69,900 from WeFunder through a Revenue Loan Agreement (Promissory Note), under which investors receive 7% of the company's net revenues until they are repaid 1.65 times their original investment. This debt instrument is unsecured, with repayment priority junior to senior debt but senior to equity holders in case of liquidation.

On February 6, 2025, the Company entered into a Revenue Loan agreement in the amount of $100,000 with a certain lender. The payment start date is March 31, 2026.

On March 20, 2025, the Company signed a five-year lease agreement with 5303 Lankershim LLC, with a monthly rent of $30,000.

On March 24, 2025, The Burbank Witch, LLC entered into a $160,000 loan agreement with a certain lender to finance the acquisition of an ABC 47 Liquor License, with repayment contingent on securing an SBA loan, expected by May 2025. If not obtained within 10 months, the loan will accrue 10% interest.

7. GOING CONCERN

The Company has not yet commenced full operations and is expected to lack significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties